Byrna Technologies, Inc. 10-K

Exhibit 4.1

DESCRIPTION OF BYRNA TECHNOLOGIES, INC. CAPITAL STOCK

The following description of Byrna’s capital stock is a summary of the material terms of Byrna’s charter and bylaws, as amended. Reference is made to the more detailed provisions of and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the Annual Report on Form 10-K for the fiscal year ended November 30, 2020, and applicable law.

The following description of Byrna capital stock is a summary only and is not a complete description of such terms. This description is subject to the detailed provisions of, and is qualified in its entirety by reference to, Delaware law, the Byrna charter and the Byrna bylaws, as amended. The Byrna charter and bylaws are filed with the SEC as exhibits to the Annual Report on Form 10-K for the fiscal year ended November 30, 2020, and will be sent to our shareholders free of charge upon written or telephonic request.

General

Byrna’s authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, which we have referred to herein as the “Byrna common stock” and 5,000,000 shares of preferred stock, par value $0.001 per share, which we refer to as the “Byrna preferred stock.” To date the Company has authorized 1500 shares of Convertible Preferred Series A stock. As of February 23, 2021, there were 149,201,088 shares of Byrna common stock issued and outstanding, and 1,391 shares of preferred stock, consisting of Series A Convertible Preferred Stock, issued and outstanding. Subject to the rights and preferences granted to holders of Byrna’s preferred stock, if any, the authorized but unissued shares of the Byrna capital stock are available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Byrna’s issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Byrna Common Stock

Subject to the rights and preferences granted to holders of Byrna’s preferred stock then outstanding, if any, and except with respect to voting rights, conversion rights and certain distributions of Byrna’s capital stock, holders of Byrna common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Byrna with respect to such meetings.

Dividends

Holders of Byrna common stock are entitled to receive ratably such dividends as may be authorized by the Byrna board and declared by Byrna from time to time out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be authorized, declared or made on common stock unless the shares of common stock are treated equally and identically.

The ability of the Byrna board to authorize, and our ability to declare and pay, dividends on Byrna common stock is subject to the laws of the State of Delaware and the terms of any senior securities (including the terms of Byrna preferred stock) Byrna may then have outstanding.

Voting Rights

Each holder of Byrna common stock is entitled to one vote for each share of record held on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Byrna preferred stock. Directors are elected by a majority of the votes cast at the meeting of the stockholders, provided, however, that if the Secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.

Unless otherwise required by law, the Certificate of Incorporation, or the Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Liquidation Rights

In the event of Byrna’s liquidation, dissolution or winding up, holders of Byrna common stock are entitled to share ratably in all of Byrna’s assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Byrna preferred stock.

Preferred Stock

Byrna’s charter authorizes the Byrna board to establish one or more series of preferred stock. Unless required by law or any stock exchange and subject to the rights and preferences of the holders of any outstanding shares of the Byrna preferred stock, the authorized shares of Byrna preferred stock are available for issuance without further action by the stockholders. The Byrna board is authorized to divide the preferred stock into series and, with respect to each series, is required by the laws of the State of Delaware to fix and determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each such series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of Byrna common stock, without a vote of the holders of the preferred stock, unless a vote of the holders of the preferred stock is required by law or pursuant to the terms of such preferred stock. Without stockholder approval, Byrna could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Byrna’s stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

The particular terms of the Series A Convertible Preferred Stock include:

• A dividend right which entitles the holders to receive on a semi-annual basis, as when, and if declared by the Board of Directors, out of funds legally available therefor, dividends at an annual rate equal to 10.0% of the original Series A price per share for each share outstanding. Such dividends accrue and accumulate from the date of issuance. So long as any accumulated dividend payments for shares of Series A Stock are outstanding, no dividends shall be paid or declared and set apart for payment upon any other capital stock;

• A liquidation right which entitles the holders to receive a payment of $5,000 for each share of Series A stock outstanding plus an amount equal to all accrued but unpaid dividends; and

• A conversion right which grants each holder of Series A Stock the option to convert to common stock at any time at a conversion price of $0.15, subject to adjustments.

Authorized but Unissued Byrna Capital Stock

The DGCL does not generally require shareholder approval for the issuance of authorized shares, and the Byrna board may issue new shares from time to time without further approval of the holders of Byrna common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Byrna common stock or preferred stock may be to enable the Byrna board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Byrna by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Byrna’s management and possibly deprive Byrna’s shareholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Byrna common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and the Byrna Charter and Byrna Bylaws

Certain provisions of the DGCL may have the effect of delaying, deterring or preventing a transaction or a change in the control that might otherwise be in the best interests of Byrna shareholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 15% or more of a corporation’s outstanding voting securities, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities, and affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Annual Meetings; Limits on Special Meetings

Byrna holds an annual meeting of stockholders each year. Byrna’s 2020 annual and special meeting of stockholders was held on November 19, 2020. Subject to the rights of the holders of any series of preferred stock, special meetings of the shareholders may be called only by (i) Byrna’s president, (ii) the Byrna board, or (iii) Byrna’s secretary upon the written request of the holders of a majority of all shares outstanding and entitled to vote on the business to be transacted at the meeting.

Listing

The Byrna common stock is listed in the United States on the OTCQB market and in Canada on the Canadian Securities Exchange under the symbol “BYRN.”

Transfer Agent and Registrar

The primary transfer agent and registrar for Byrna common stock is Transhare Corp., and the co-transfer agent in Canada is TSX Trust Company.